For Immediate Release

Career Horizons Acquires Legal Support Personnel, Inc.
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            Career Enters Legal Supplemental Staffing

Woodbury, NY-- October 24, 1996 -- Career Horizons, Inc. (NYSE: CHZ) today announced the acquisition of Legal Support Personnel, Inc., a rapidly growing provider of supplementary staffing, primarily paralegals, to the legal profession. The privately held firm, headquartered in New York City, is projected to generate revenues of approximately $10 million in 1996. Terms of the transaction were not disclosed.

In connection with the acquisition, Legal Support Personnel has entered into an exclusive five-year arrangement with Legal Information Technology, Inc., ("LIT"), a company providing a full array of law department and law firm litigation support services, including document scanning and coding as well as case management software, for all their supplemental staffing needs.

Walter W. Macauley, president and chief executive officer of Career Horizons, said, "The Company has been searching for a fast-growing company in the legal supplemental staffing side of the business. With LSP, we acquired a company well established in New York, with an aggressive growth strategy, which coincides with our long-range plans."

Daniel Court, president of Legal Support Personnel, commented, "The acquisition will permit Legal Support Personnel to expand to meet the nation-wide needs of existing and prospective clients while assuring attractive rates and benefits for its high quality temporary legal support staff. CHI is the best partner for Legal Support Personnel's continued long-term growth and will afford corporations and law firms additional alternatives to meet their contract attorney and paraprofessional needs in the face of peak staffing and long-term low cost outsourcing situations."

In addition to general supplemental staffing, Career Horizons now serves five
specialty markets:   information technology, health care, legal, desktop
publishing and pharmacy. It has 592 company-owned, franchised and private label offices operating under recognized local and regional brand names.

On August 26, 1996, Career Horizons entered into an agreement to be merged with a subsidiary of AccuStaff Incorporated. The companies have received notice from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Act. A Joint Proxy Statement/Prospectus was recently declared effective by the Securities and Exchange Commission, and was mailed with proxy materials on October 8, 1996 to stockholders of record as of October 4, 1996. The special meeting for Career Horizons' shareholders will be held on November 14, 1996. The transaction is expected to close on the same day.

Contacts:

Career Horizons, Inc.                          Lundy Associates,Inc.
Michael T. Druckman                            Michael A. Lundy
Sr. Vice President and                         201/ 660-1100
Chief Financial Officer
516/ 682-1403
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Career Horizons' Web Address: http://www.chi.com